SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                      Silverstar Holdings, Ltd.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                 G34874134
              -----------------------------------------------------
                                 (CUSIP Number)

                           February 12, 2001
              ----------------------------------------------------
                             (Date of Event)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G34874134           13G                    Page 2 of 4 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            128,800
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             9,200
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             128,800
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       9,200
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                      138,000
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       1.6%

-------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*



                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 3 of 4 Pages


Item 1.     (a)   Name of Issuer:

                  Silverstar Holdings, Ltd.
                 (formerly, Leisureplanet Holdings, Ltd.)

            (b)   Address of Issuer's Principal Executive Offices:

                  Clarendon House
                  Church Street
                  Hamilton HM CX, Bermuda

Item 2.     (a)   Name of Person Filing:

                    This statement is filed on behalf of J. Morton Davis.

            (b)   Address of Principal Business Office:

                    Mr. Davis' business address is 44 Wall Street, New York, New York 10005.


            (c)   Citizenship:

                    Davis is a citizen of the United States.

            (d)   Title of Class of Securities:

                    Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                    G34874134

Item 4.     Ownership.

      (a) (b) Davis may be deemed to beneficially own 138,000 shares or 1.6% of the Issuer's shares as follows: (i) 77,200 shares (1) owned directly by D.H. Blair Investment Banking Corp. (2), (ii) 9,200 shares owned directly by Rosalind Davidowitz (2), and (iii) 51,600 shares owned directly by Engex, Inc. (3).


          (c) Davis has sole voting and dispositive control of shares owned by Blair Investment. Rosalind Davidowitz has sole voting and dispositive power over shares owned directly by her. Voting and dispositive decisions for those securities owned by Engex, Inc. are made by Mr. Davis as Chairman of the Board.

Item 5. is hereby amended as follows:
        (Ownership of Five Percent or Less of a Class)

                The filing persons own less than 5% of the shares of the Issuer.

______________________________________________________________________________

(1) J. Morton Davis is an investment banker and sole shareholder of D.H. Blair Investment Banking Corp. ("Blair Investment"), a broker-dealer registered under the Securities Exchange Act of 1934.

(2) Rosalind Davidowitz is Mr. Davis' wife. Filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz for any purpose.

(3) Engex, Inc. ("Engex") is a closed-end investment company of which Mr. Davis is President and Chairman of the Board. Mr. Davis is reporting as a beneficial owner of the securities owned by Engex because of his role as investment advisor to Engex. Filing of this statement shall not be deemed an admission that he beneficially owns the securities attributed to Engex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Engex for any purpose.

                                                            Page 4 of 4 pages

Item 10.    Certification.


               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   Signature.


 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 12, 2001





By:  /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis